SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of February, 2021

Commission File Number 1565025

AMBEV S.A.

(Exact name of registrant as specified in its charter)

AMBEV S.A.

(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

AMBEV S.A.

CNPJ [National Register of Legal Entities] No. 07.526.557/0001-00

NIRE [Corporate Registration Identification Number] 35.300.368.941

(the “Company”)

Extract of the Minutes of the Meeting of the Board of Directors of Ambev S.A.

held on February 24th, 2021, drawn up in summary form

1.	Date, Time and Venue. On February 24th, 2021, at 11:00 a.m., by videoconference, as authorized by article 19, paragraph one, of the Company’s bylaws.

2.	Call and Attendance. Call notice duly made pursuant to the Company’s bylaws. Meeting with attendance of Mrs. Victorio Carlos De Marchi and Carlos Alves de Brito, copresidents, and Messrs. Milton Seligman, Luis Felipe Pedreira Dutra Leite, Cecília Sicupira, Roberto Moses Thompson Motta, Antonio Carlos Augusto Ribeiro Bonchristiano, Nelson José Jamel, Vicente Falconi Campos and Marcos de Barros Lisboa. Justified absence of Mr. José Heitor Attilio Gracioso. The effective members of the Company's Fiscal Council, Messrs. José Ronaldo Vilela Rezende, Elidie Palma Bifano and Vinicius Balbino Bouhid also attended the discussion and resolution on the Company’s financial statements and the management report regarding the fiscal year of 2020, for the purposes of Article 163, §3rd, of Law 6,404/76.

3.	Board. Chairman: Victorio Carlos De Marchi; Secretary: Letícia Rudge Barbosa Kina.

4.	Presentation. The following presentation was made:

4.1.               Financial Statements and Management Report Regarding the Fiscal Year of 2020. Mr. Lucas Machado Lira, Chief Financial, Investor Relations and Shared Services Officer, and Mrs. Daniela Rodrigues Lopes, Controllership Director of the Company, presented the Company’s accounts for the fiscal year of 2020, including (i) the management representations; (ii) the main estimates for the Company's business and the understanding of its results; (iii) the main transactions of the fiscal year; (iv) the main changes in the accounting policies and estimates; (v) the impacts arising from the guidelines provided by CVM/SNC/SEP Circular Ruling nº. 01/2021 (Ofício Circular CVM/SNC/SEP/nº 01/2021), published on January 29th, 2021, mainly with regard to the accounting recognition of tax credits relating to the exclusion of the Value-Added Tax (ICMS) from the taxable basis of the social contribution on gross revenues (PIS and COFINS); (vi) the Company's contingent liabilities and assets; (vii) the proposal for the allocation of the results for the fiscal year; and (viii) the preliminary opinion of the external auditor. The directors confirmed they received the Standardized Financial Statements of the Company, individual and consolidated, according to Brazilian and international accounting principles (IFRS), which will be filed with the Brazilian Securities and Exchange Commission - CVM, in addition to the Management Report, and clarified they had no additional comments to such documents.

5.	Resolutions: It was unanimously and unrestrictedly resolved by the Directors attending the meeting:

5.1.	Approval of the Financial Statements. To approve, after examination and discussion, and pursuant to Article 142, V, of Law 6,404/76, the Management Report, the Management accounts, the Financial Statements for the fiscal year ended on December 31st, 2020 and the respective destination of the results, which will be published on February 25th, 2021.

6.	Closure: With no further matters to be discussed, the present Minutes were drawn up and duly executed.

São Paulo, February 24th, 2021.

/s/ Victorio Carlos De Marchi	/s/ Carlos Alves de Brito
/s/ Milton Seligman	/s/ Luis Felipe Pedreira Dutra Leite
/s/ Roberto Moses Thompson Motta	/s/ Cecília Sicupira
/s/ Antonio Carlos Augusto Ribeiro Bonchristiano	/s/ Marcos de Barros Lisboa
/s/ Nelson José Jamel	/s/ Vicente Falconi Campos /s/ Letícia Rudge Barbosa Kina Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 24, 2021

AMBEV S.A.

By:	/s/ Lucas Machado Lira
Lucas Machado Lira Chief Financial and Investor Relations Officer